Exhibit 99.1

Mynaric announces full-year 2022 guidance update

MUNICH, Germany, 25 October 2022 – Mynaric (NASDAQ: MYNA)(FRA: M0YN) today announced a full-year 2022 guidance update for its key financial metrics:

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Optical Communications Terminal Backlog: the company now expects more than 250 units in backlog by the end of 2022 compared to the previously communicated guidance of more than 220 units. The guidance is increased due to strong traction and program wins particularly in the government market.

•	Cash-In from Customer Contracts: the company reiterates its full-year 2022 guidance of expected more than EUR 20 million cash-in from customer contracts.

Optical communications terminal backlog represents the quantity of all open optical communications terminal deliverables in the context of signed customer programs at the end of a reporting period. Cash-In from Customer Contracts includes payments from customers under purchase orders and other signed agreements, including accrued payment milestones under customer programs. Further explanations about how Mynaric uses these metrics can be found in Mynaric’s Annual Report 2021, which has been published on Mynaric’s investor relations website.

Other full-year 2022 guidance metrics were updated as follows:

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IFRS-15 revenue: Considering supply chain constraints negatively impacting previously expected HAWK product deliveries and push-outs in customer program delivery schedules the company now expects IFRS-15 revenues to stay around 2021 levels (previous guidance: significant increase).

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Operating loss: Considering the lower than initially expected IFRS-15 revenues the company now expects a significantly higher operating loss for the full year than 2021 (previous guidance: moderate decrease).

Mynaric will host a conference call and webcast to discuss its first half 2022 financial results for the period ending June 30, 2022 on Oct 31, 2022 details about which can be found on Mynaric’s website.

Forward-Looking Statement

This release includes forward-looking statements. All statements other than statements of historical or current facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, assumptions, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. Forward looking statements are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target” “will,” “would” and/or the negative of these terms or other similar expressions that are intended to identify forward-looking statements.

The forward-looking statements included in this release are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties and assumptions that are difficult to predict or are beyond our control, and actual results may differ materially from those expected or implied as forward looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of any geopolitical tensions or the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, our history of significant losses and the execution of our business strategy, (iii) risks related to our ability to successfully manufacture and deploy our products and risks related to serial production of our products, (iv) risks related to our sales cycle which can be long and complicated, (v) risks related to our limited experience with order processing, our dependency on third-party suppliers and external procurement risks, (vi) risks related to defects or performance problems in our products, (vii) effects of competition and the development of the market for laser communication technology in general, (viii) risks related to our ability to manage future growth effectively and to obtain sufficient financing for the operations and ongoing growth of our business, (ix) risks relating to the uncertainty of the projected financial information, (x) risks related to our ability to adequately protect our intellectual property and proprietary rights and (xi) changes in regulatory requirements, governmental incentives and market developments. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless required under applicable law, neither we nor any other person undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release or otherwise. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may materially differ from what we expect.

This release may include certain financial measures not presented in accordance with IFRS. Such financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that our presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently.